VR 3/18/04

A+G 3/16/2004

SECU[...] 04016021 [...]MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 1 2004 WASH. D.C.

SEC FILE NUMBER
8- 47247

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Klein Investment Group, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9595 Wilshire Blvd., Suite 1001
(No. and Street)

Beverly Hills, (City) California (State) 90212 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael G. Klein 310-278-5600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260 (Address) Los Angeles, (City) California (State) 90064 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael G. Klein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Klein Investment Group, L.P., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Title

Notary Public

ISABEL A. MEYER
Commission # 1270473
Notary Public - California
Los Angeles County
My Comm. Expires Aug 8, 2004

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE-DECEMBER 31, 2003

KLEIN INVESTMENT GROUP, L.P.
9595 WILSHIRE BOULEVARD, SUITE 1001
BEVERLY HILLS, CA 90212

CONTENTS

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Klein Investment Group, L.P.
Beverly Hills, California

I have audited the accompanying statement of financial condition of Klein Investment Group, L.P. (the Company) as of December 31, 2003 and related statements of operations, cash flows, and changes in stockholder's equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2003 and the results of its operations, cash flows and stockholder's equity for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Information on pages 11 to 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements but includes supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

George Brenner

George Brenner, CPA

Los Angeles, California
February 24, 2004

KLEIN INVESTMENT GROUP, L.P.
(A Delaware Limited Partnership)
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2003

ASSETS

Cash	$ 19,313
Cash and cash equivalents – brokerage accounts	1,361,234
Receivable from clearing broker	59,469
Investment – RIA	10,000
Non allowable receivables	88,844
Equipment – at cost net of accumulated depreciation of $151,176	25,288
Note receivable	250,000
Rent deposit	8,382
Prepaid insurance	3,227
Other	400
Total assets	$1,826,157

LIABILITIES AND PARTNERS' CAPITAL

Liabilities	
Accounts payable and accrued expenses	$ 45,499
Note payable	710,986
Total liabilities	756,485
Partners; total capital	1,069,672
Total liabilities and partners' capital	$1,826,157

See accompanying notes to financial statements.

KLEIN INVESTMENT GROUP, L.P.
(A Delaware Limited Partnership)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003

Revenues – Page 14	$ 1,135,569
Unrealized losses	(163,079)
	972,490
Operating Expenses – Page 15	835,078
Income Before Provision for Income Taxes	137,412
Federal	--
State	800
Net Income	$ 136,612

See accompanying notes to financial statements.

KLEIN INVESTMENT GROUP, L.P.
(A Delaware Limited Partnership)
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2003

Capital - January 1, 2003	$ 1,545,438
Net income	136,612
Distributions	(612,378)
Capital – December 31, 2003	$ 1,069,672

See accompanying notes to financial statements.

KLEIN INVESTMENT GROUP, L.P.
(A Delaware Limited Partnership)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

NET CASH PROVIDED BY OPERATIONS:	
Net Income	$ 136,612
Depreciation	3,032
	139,644
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities	
Non Allowable Receivables	(88,844)
Receivable from Clearing Broker	(47,369)
Securities Inventory	828,810
Brokerage Accounts	(288,813)
Other Assets	6,653
Prepaid Insurance	(3,226)
Accounts Payable and Accrued Expenses	20,275
	427,486
NET CASH PROVIDED BY OPERATIONS	567,130
CASH FLOWS FROM INVESTING ACTIVITES:	
Investment - RIA	(10,000)
Property & Equipment Acquired	(12,477)
NET CASH USED FOR INVESTING	(22,477)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distribution	(612,378)
NET CASH PROVIDED BY FINANCING ACTIVITIES	(612,378)
NET DECREASE IN CASH	(67,725)
Cash at Beginning of Period	87,038
CASH BALANCE	$ 19,313
SUPPLEMENTAL CASH FLOW DISCLOSURES:	
State Income Tax Paid	$ 800
Interest paid	$ 0

See accompanying notes to financial statements

KLEIN INVESTMENT GROUP, L.P.
(A Delaware Limited Partnership)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE 1 – ORGANIZATION

Klein Investment Group, L.P. (the Partnership) is a registered broker dealer under the Securities Exchange Act of 1934, and a member of the National Association of Securities Dealers, Inc. (NASD). The General Partner of the Partnership is ICG, Inc. Mr. Michael G. Klein is the sole owner of ICG, Inc. Mr. Klein is also a limited partner of the Partnership. The Partnership's partners are ICG, Inc. (general partner) and Mr. Michael Klein (limited partner).

The Partnership operates as a business advisor and management consulting group. The Partnership clears its securities transactions on a fully disclosed basis with a clearing broker and, accordingly is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii). Commission income of the Partnership was earned principally by Mr. Michael G. Klein. See Note 9 "Revenue Concentration."

NOTE 2 – SUMMARY OF SINGIFICAN ACCOUNTING POLICIES

Cash and Cash Equivalents

Cash and cash equivalents consist of:

Checking Account	$ 6,730
Money market	12,583
Brokerage Accounts	1,361,234
	$1,380,547

Valuation of Investments

Marketable securities are recorded at quoted market values and securities not readily marketable are valued at fair value as determined by management. Unrealized gains or losses are included in income. In 2002 unrealized gains and losses were a net loss of $163,079. At December 31, 2003 the Partnership did not have any securities position.

Depreciation and Amortization

Property and equipment are being depreciated using accelerated methods over the estimated useful lives of the respective assets. Repair and maintenance expenditures not anticipated to extend asset lives are charged to expense as incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

KLEIN INVESTMENT GROUP, L.P.
(A Delaware Limited Partnership)
NOTES TO FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2003

NOTE 3 – NOTE RECEIVABLE & NOTE PAYABLE

In May 2000 the Partnership lent $1,000,000 to Watchnet a California based internet company. In 2001 and 2002, $350,000 and $400,000 were received, respectively bringing the balance to $250,000. The only interest recorded was $160,000 in 2000.

Linked to the $250,000 note receivable is a $710,986 liability. Management believes this liability can be settled for $600,000. Accordingly, management has set aside in a separate cash brokerage account $350,000 (included in the $1,361,234 cash brokerage accounts). It is management's intention, though not binding, that when the $250,000 note receivable is paid those proceeds plus the $350,000 will be released in settlement of the $600,000 liability.

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Furniture and fixtures	$ 53,799
Computer equipment	92,745
Office equipment	29,921
	176,465
Less: accumulated depreciation	151,177
Total	$ 25,288

NOTE 5 – ALLOCATION OF NET INCOME TO PARTNERS

As set forth in Note 1, Mr. Michael Klein is basically the sole owner of the Company. All year's 2003 income is allocated to him. The cash distribution was $612,378.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Partnership had net capital of $683,280, which was $583,280 in excess of its required net capital of $100,000. The Partnership's net capital ratio was 1.1 to 1.

NOTE 7 – LEASE COMMITMENTS

Future minimum lease payments under an operating lease for office space are approximately as follows:

2004	102,000
2005	105,000
2006	108,000
2007(7months)	64,000
	$379,000

NOTE 8 – INCOME TAXES

The Partnership has no income tax. Income or losses are passed directly through to the partners.

NOTE 9 – REVENUE CONCENTRATION

As set forth in Note 1 the Partnership's commission income ($622,024) was generated by Mr. Klein. The commissions came from one customer.

KLEIN INVESTMENT GROUP, L.P.
(A Delaware Limited Partnership)
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2003

COMPUTATION OF NET CAPITAL	
Total ownership equity from statement of financial condition	$ 1,069,672
Less: Non allowable assets – Schedule Attached	(386,140)
Haircut – Money Market	(252)
NET CAPITAL	$ 683,280
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum net aggregate indebtedness- 6-2/3 of net aggregate indebtedness	$ 50,685
Minimum dollar net capital required	$ 100,000
Net Capital required (greater of above amounts)	$ 100,000
EXCESS CAPITAL	$ 583,280
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 607,631
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities	$ 756,485
Percentage of aggregate indebtedness to net capital	110.7%
Percentage of debt to debt-equity to total computed in accordance with Rule 15c 3-1(d)	NA

RECONCILIATION

The following is a reconciliation, as of December 31, 2003 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NONE REQUIRED

See accompanying notes to financial statements.

KLEIN INVESTMENT GROUP, L.P.
(A Delaware Limited Partnership)
NON ALLOWABLE ASSETS
DECEMBER 31, 2003

Investment	$ 10,000
Rent Deposit	8,382
Non Allowable Receivables	88,844
Equipment, Net	25,288
Note Receivable	250,000
Prepaid Insurance	3,226
Other	400
	$386,140

See accompanying notes to financial statements

KLEIN INVESTMENT GROUP, L.P.
(A Delaware Limited Partnership)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS/DEALERS UNDER RULE 15C3-3 OF THIS SECURITIES EXCHANGE COMMISSION
DECEMBER 31, 2003

Exemptive Provision

The Partnership claims an exemption from the computation of reserve requirements according to the provision of Rule 15c3-3(k)(2)(ii).

See accompanying notes to financial statements.

KLEIN INVESTMENT GROUP, L.P.
(A Delaware Limited Partnership)
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE COMMISSION
DECEMBER 31, 2003

Exemptive Provision

The Partnership claims exemptions from the possession and control requirements of Rule 15c3-3 pursuant to paragraph (k)(2)(ii) of the Rule.

See accompanying note to financial statements.

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

INDEPENDENT AUDITOR'S REPORT ON THE SCHEDULE OF REVENUE & OPERATING EXPENSES

Board of Directors
Klein Investment Group, L.P.
Beverly Hills, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedules of revenue and operating expenses for the year ended December 31, 2003 are presented for purposes of additional information and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

George Brenner

George Brenner, CPA

Los Angeles, California
February 24, 2004

KLEIN INVESTMENT GROUP, L.P.
(A Delaware Limited Partnership)
SCHEDULE OF REVENUE
FOR THE YEAR ENDED DECMEBER 31, 2003

Retail equity commissions	$ 150,112
Retail mutual fund commissions	3,808
Commission income	622,024
OTC & other business	129,437
Listed option commissions	103,679
Trading Profit/Loss	38,501
Dividends	13,439
Interest	74,569
Total Revenues	$1,135,569

See accompanying notes to financial statements

KLEIN INVESTMENT GROUP, L.P.
(A Delaware Limited Partnership)
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2003

Accounting	$ 78,372
Auto	32,405
Bonuses	3,500
Clearing Charges	82,904
Clearing Charges-Non Commission	5,777
Commissions	121,868
Consulting Fees	23,978
Depreciation	3,032
Dues & Subscriptions	1,410
Equipment Rental	1,161
Insurance	46,865
Internet Provider	4,311
Market Data Services	6,253
Legal	66,521
Meals & Entertainment	16,617
NASD Fees/Assessment	4,371
Office Expense	16,084
Office Supplies	3,329
Outside Services	4,788
Parking	9,548
Postage & Delivery	5,946
Payroll fees	2,143
Professional Fees	13,038
Quotation Fees	30,197
Registration Expenses	4,060
Rent-Office	73,059
Repairs & Maintenance	1,243
Salaries-Admin	115,119
Taxes	6,633
Taxes – Payroll	17,346
Telephone	22,336
Telecommunications	4,710
Travel	3,883
Other	2,271
Total Operating Expenses	$ 835,078

See accompanying notes to financial statements

PART II

KLEIN INVESTMENT GROUP, L.P.
(A Delaware Limited Partnership)

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2003

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

Report of Independent Auditor
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Klein Investment Group, L.P.
Beverly Hills, California

In planning and performing my audit of the financial statements of Klein Investment Group, L.P. (hereafter referred to as the "Company") for the year ended December 31, 2003. I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debts) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3. I did not review the practice and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13; (2) in complying with the Governors of Federal Reserve System; or (3) in obtaining and managing physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structures and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide responsibility and safeguard against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles.

Klein Investment Group, L.P.
Beverly Hills, California

Rule 171-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk the terrors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I considered to be material weaknesses as defined above. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2003 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Regulation 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

George Brenner

George Brenner, C.P.A.

Los Angeles, California
February 24, 2004